FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period January 1, 2005 to March 31, 2005

Commission File Number: 0-19906

Spectrum Signal Processing Inc.

(Translation of registrant’s name into English)

2700 Production Way, Suite 300, Burnaby, B.C., Canada, V5A 4X1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SPECTRUM SIGNAL PROCESSING INC.
FOR THE QUARTER ENDED MARCH 31, 2005

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

INDEX TO FINANCIAL STATEMENTS
(Prepared in conformity with accounting principles generally accepted in the United States of America)

Consolidated Balance Sheets at December 31, 2004 and March 31, 2005

Consolidated Statements of Operations and Deficit for the three months ended March 31, 2004 and 2005

Consolidated Statements of Cash Flows for the three months ended March 31, 2004 and 2005

Notes to Consolidated Financial Statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	December 31,	March 31,
	2004	2005
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$3,326	$3,948
Restricted cash (note 8)	73	—
Trade receivables, net of allowance for doubtful accounts $386 (2004 - $403)	3,736	3,412
Receivable from Technology Partnerships Canada (note 5(b))	257	247
Inventories (note 10)	1,784	1,466
Prepaid expenses	157	128

	9,333	9,201

Capital assets (note 3)	1,370	1,374
Other assets	274	265

	$10,977	$10,840

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,770	$1,678
Accrued liabilities and other current liabilities	1,814	1,377
Deferred revenue	216	450

	3,800	3,505

Long-term obligations	905	884

Stockholders’ equity
Share capital (note 9)
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 18,805,849 (2004 – 18,369,644)	28,857	29,391
Additional paid-in capital	667	667
Warrants	114	111
Deficit	(21,545)	(21,897)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	6,272	6,451

Contingencies (note 5)
	$10,977	$10,840

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Sales (note 6)	$4,280	$4,100
Cost of sales	1,803	1,535

	2,477	2,565

Expenses
Administrative	1,098	986
Sales and marketing	679	1,036
Research and development	308	722
Amortization	132	163
Write-down of capital assets	270	—
Restructuring and other charges (note 3)	2,329	22

	4,816	2,929

Loss from operations	(2,339)	(364)

Other
Interest expense	9	—
Other income	—	(12)

	9	(12)

Net loss	(2,348)	(352)

Deficit, beginning of period	(19,953)	(21,545)

Deficit, end of period	$(22,301)	$(21,897)

Loss per share
Basic and diluted	$(0.16)	$(0.02)

Weighted average number of shares
Basic and diluted	14,946,203	18,728,721

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(2,348)	$(352)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities
Amortization	133	172
Write-down of capital assets	270	—
Non-cash portion of restructuring charge (note 3)	1,326	22
Changes in operating assets and liabilities
Restricted cash	(99)	73
Accounts receivable	(642)	334
Inventories	115	318
Prepaid expenses	(32)	29
Accounts payable	497	(92)
Accrued liabilities and other current liabilities	(236)	(480)
Deferred revenue	—	234

Net cash provided by (used for) operating activities	(1,016)	258

Cash flows from investing activities
Purchase of capital assets	(104)	(167)

Net cash used for investing activities	(104)	(167)

Cash flows from financing activities
Issue of shares from share purchase warrants, net of issue costs	—	531
Issue of shares for cash, net of issue costs	1,978	—

Net cash provided by financing activities	1,978	531

Net increase in cash and cash equivalents during the period	858	622
Cash and cash equivalents, beginning of period	458	3,326

Cash and cash equivalents, end of period	$1,316	$3,948

See accompanying notes to consolidated financial statements.
See supplementary information (note 4).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

1.	Basis of preparation

The accompanying financial information as at March 31, 2005 and for the three month period ended March 31, 2005 is unaudited and does not include all disclosures required under accounting principles generally accepted in the United States of America for annual financial statements. The accompanying financial information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s fiscal 2004 Annual Report.

2.	Significant accounting policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and follow the same accounting policies and methods of application as the annual financial statements.

(a) Stock-based compensation

The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards (“FAS”) No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” to account for grants under the Company’s existing stock-based compensation plans to employees. All options are granted with an exercise price equal to or above the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for grants made under the stock option plan. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net loss and loss per share would have been adjusted as follows:

	Three months ended March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Net loss — as reported	$(2,348)	$(352)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(197)	(386)

Net loss — pro forma	$(2,545)	$(738)

Basic and diluted loss per share — as reported	$(0.16)	$(0.02)
Basic and diluted loss per share — pro forma	(0.17)	(0.04)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

2.	Significant accounting policies, continued

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Expected dividend yield	0%	0%
Expected stock price volatility	78% - 144%	88% - 121%
Risk-free interest rate	2.45%	3.25%
Expected life of options	1.8 to 4 years	1 to 3 years

(b) Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

(c) Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No.123R (“SFAS 123R”), Share-Based Payment, which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their consolidated financial statements. SFAS 123R was to be effective for all periods beginning after June 15, 2005, however, on April 14, 2005 the Securities and Exchange Commission (“SEC”) amended the compliance dates for SFAS 123R to fiscal years that begin after June 15, 2005. Under the SEC’s amended compliance date, the Company would be required to adopt the new standard at the beginning of fiscal 2006. The Company has not yet adopted this pronouncement and is currently evaluating the new standard and models which may be used to calculate future stock-based compensation expense.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

3.	Restructuring and other charges

The Company has restructured its operations twice since December 2002, in part to reduce its operating expenses to sustainable levels. The most recent restructuring, effected in January 2004 consisted primarily of a 46 person workforce reduction.

The following tables summarize activity related to restructuring and other charges for the three month period ended March 31, 2005.

(a) 2002 restructuring

	Provision			Provision
	balance at			balance at
	December 31, 2004	Cash drawdowns	Adjustments	March 31, 2005
		(Unaudited)	(Unaudited)	(Unaudited)

Facilities restructuring	$932	$(54)	$24	$902

Current, included in accrued liabilities and other current liabilities				$102
Long-term				800

				$902

(b) 2004 restructuring

	Provision			Provision
	balance at			balance at
	December 31, 2004	Cash drawdowns	Adjustments	March 31, 2005
		(Unaudited)	(Unaudited)	(Unaudited)

Workforce reduction	$42	$(37)	$(2)	$3

Current, included in accrued liabilities and other current liabilities				$3
Long-term				—

$3

In connection with its 2004 restructuring activities, the Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270. The Company reduced the carrying value of the assets, consisting primarily of excess computer and laboratory equipment, to their estimated fair value and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

4.	Supplementary information

	Three months ended March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Cash received for:
Interest	$—	$12

Cash paid for:
Interest	9	—
Income taxes	1	4

Non-cash financing activities
Issuance of share purchase warrants to brokers (note 7)	59	—
Exercise of broker warrants	—	3

5.	Contingencies

(a) Product warranties

The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

Balance, December 31, 2003	$218
Provision adjustments	13
Expenditures	(144)

Balance, December 31, 2004	87

Provision adjustments	17
Expenditures	(7)

Balance, March 31, 2005	$97

(b) Technology Partnerships Canada

In March 1999, the Company entered into an agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959 ($3,942) under the development portion of the agreement which concluded on September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428 ($9,449), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. During the three month period ended March 31, 2005, the Company accrued royalties payable of $53 (Cdn$64). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of its investment.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

5.	Contingencies, continued

On March 16, 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in defense and satellite communications applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300 ($6,863) through to December 31, 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368 ($18,495) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500 ($8,682), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the investment except by way of royalties. TPC did not receive an equity participation in the Company as part of its investment. During the period ended March 31, 2005, the Company recorded a TPC benefit of Cdn$315 ($257). Of this amount, the Company recorded Cdn$273 ($223) as a reduction of research and development expenses, Cdn$30 ($25) as a reduction of sales and marketing expenses, and Cdn$12 ($9) as a reduction of capital asset purchases.

The Company was audited in the fourth quarter of 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits were focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. The Company paid consultancy fees of Cdn$960 ($794) in relation to its TPC funding agreement dated March 1999 of which Cdn$60($50) has been determined by management to be a fee paid for services potentially not permitted under the agreement. In 2004 the Company accrued a liability of $50 related to such fees paid to such consultant, which the Company believes will be sufficient to cover the probable assessment arising as a result of the audit by Industry Canada. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004. The Company has not received any notification from Industry Canada regarding its audit conclusions.

(c) Indemnification

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify a third party with respect to certain matters. These obligations include, but are not limited to, contracts entered into with customers where the Company agrees to indemnify a third party against losses arising from matters such as potential intellectual property infringements. The impact of any such claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty would exist as to the final outcome of these potential claims.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

6.	Segmented information

The Company operates in the communications electronics industry and all sales of its products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

     Revenues by product line were as follows:

	Three months ended March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Wireless	$2,798	$3,711
Packet-voice	1,482	389

	$4,280	$4,100

7.	Private placement

On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,241). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share acquired. The share purchase warrants expire on September 23, 2005. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which is equal to 7.27% of the gross proceeds of the offering, and issued to such brokers Compensation Warrants to purchase 99,549 Units. Each Compensation Warrant entitled the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit. All Compensation Warrants were exercised prior to March 23, 2005. The Units acquirable upon exercise of the Compensation Warrants have the same terms as the Units acquired by the investors in the private placement. The fair value of the Compensation Warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant using the Black-Scholes option pricing model.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

8.	Foreign exchange futures contracts

The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year before expiration, prior to which time the Company offsets the relevant open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000 ($9,920). The Company was not party to any foreign exchange futures contracts at March 31, 2005.

The Company records the fair value of open futures contracts as an accrued asset or liability on its balance sheet and records cash held by its broker to satisfy minimum margin requirements as restricted cash.

These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in fair value of these contracts are recognized in net earnings (loss) for the period.

9.	Share capital

Stock option plan

The Company has reserved 5,550,000 common shares under its stock option plan. Of these, 1,450,237 options have been exercised, 3,027,496 options are currently outstanding and 1,072,267 options are available for grant at March 31, 2005. The plan provides for the granting of stock options to directors, officers and eligible employees at or above the fair market value of the Company’s stock at the grant date.

Options can vest immediately but generally vest over three to five years commencing on the first anniversary date of the grant. Options generally have a five-year term with ten years being the maximum. The exercise prices of options granted are in Canadian and United States dollars.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

9.	Share capital, continued

Information regarding the stock options outstanding at March 31, 2005 is summarized below:

		Options Outstanding			Options Exercisable
Range of		Weighted Average
Exercise	Shares	Remaining Contractual	Weighted Average		Shares	Weighted Average
Prices	Outstanding	Life	Exercise Price		Exercisable	Exercise Price

Cdn$			Cdn$	US$		Cdn$	US$
$1.20 - $3.00	2,323,346	4.14 years	$2.04	$1.69	1,120,833	$2.03	$1.68
$3.01 - $5.00	634,150	3.76 years	4.49	3.71	533,150	4.51	3.73
$5.01 - $7.00	70,000	5.20 years	5.90	4.88	70,000	5.90	4.88

$1.20 - $7.00	3,027,496	4.09 years	$2.62	$2.17	1,723,983	$2.95	$2.44

10.	Inventories

Inventories at December 31, 2004 and March 31, 2005 consisted of the following:

	December 31,	March 31,
	2004	2005
		(Unaudited)
Finished goods	$1,150	$761
Work in progress	49	115
Raw materials	585	590

	$1,784	$1,466

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

11.	Differences between United States and Canadian Generally Accepted Accounting Principles

Recently introduced Canadian securities regulations provide that financial statements filed by an issuer reporting under the Securities Exchange Act of 1934 may be prepared in accordance with U.S. GAAP provided that, if such issuer previously filed or included in a prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain disclosure requirements. Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had the Company’s consolidated financial statements been prepared in accordance with Canadian GAAP. The Canadian GAAP interim financial statements follow the same policies and methods of application as the annual financial statements. The following is a reconciliation of the net loss between U.S. GAAP and Canadian GAAP for the three months ended March 31, 2004 and 2005:

	Three months ended March 31,
	2004	2005
	(Unaudited)	(Unaudited)
Net loss under U.S. GAAP	$(2,348)	$(352)
Stock-based compensation expense (a)	(70)	(364)

Net loss under Canadian GAAP	$(2,418)	$(716)

Basic and diluted loss per share under Canadian GAAP	$(0.16)	$(0.04)

(a) Stock-based compensation

Under U.S. GAAP, the Company has elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As the Company grants all stock options with an exercise price equal to or above the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. On December 16, 2004, the FASB issued SFAS 123R, Share-Based Payment, which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in their consolidated financial statements. SFAS 123R was to be effective for all periods beginning after June 15, 2005, however, on April 14, 2005 the SEC amended the compliance dates for SFAS 123R to fiscal years that begin after June 15, 2005. Under the SEC’s amended compliance date, the Company would be required to adopt the new standard at the beginning of fiscal 2006. The Company has not yet adopted this pronouncement and is currently evaluating the new standard and models which may be used to calculate future stock-based compensation expense.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

11.	Differences between United States and Canadian Generally Accepted Accounting Principles, continued

Effective January 1, 2004, under Canadian GAAP, the Company adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings. The Company has retroactively applied HB 3870 for purposes of preparing Canadian GAAP financial statements, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees on or after January 1, 2002. The foregoing restatement was solely for Canadian GAAP purposes to comply with HB 3870 and did not have any effect on the Company’s consolidated financial statements prepared in accordance with U.S. GAAP included in the Company’s SEC filings.

(b) Research and development

Under U.S. GAAP, the Company expenses research and development costs as they are incurred. Under Canadian GAAP, the Company expenses research costs as they are incurred. Development costs are expensed unless they meet certain specified criteria for deferral and amortization. No development costs have been deferred during the three month periods ending March 31, 2004 and March 31, 2005 as the criteria for deferral were not met.

(c) Other comprehensive income

Under U.S. GAAP, the Company reports comprehensive income or loss in accordance with the provisions of Statement of Financial Accounting Standards No. 130 entitled “Reporting Comprehensive Income”. Under Canadian GAAP, the Company is not required to report comprehensive income or loss.

(d) Short-term investments

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized. Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value.

(e) Future income taxes

Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantively enacted tax rates are used.

(f) Investment tax credits

Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises. Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured. During the three months ended March 31, 2004 and 2005, there were no investment tax credits recorded.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2005
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

11.	Differences between United States and Canadian Generally Accepted Accounting Principles, continued

(g) Stockholders’ equity

While there is no net difference between stockholders’ equity as reported under U.S. GAAP and under Canadian GAAP, the various components within stockholders’ equity are affected by the change in reporting currency from Canadian dollars to U.S. dollars during the year ended December 31, 1998.

Item 2. Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The following discussion of the Company’s consolidated financial condition and results of operations has been prepared in conformity with United States generally accepted accounting principles and except where otherwise specifically indicated, all amounts are expressed in United States dollars.

     Information contained in this filing contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates” or comparable terminology, or by discussions of strategy. Spectrum Signal Processing Inc. (the “Company” or “Spectrum”) cannot assure that the future results covered by these forward-looking statements will be achieved. The following discussion and analysis should be read in conjunction with the Company’s financial statements and the notes thereto included elsewhere in this Quarterly Report.

General

     Spectrum was incorporated in 1987 under the laws of British Columbia. Spectrum is a supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors.

     Spectrum has maintained two discrete product lines since the year 2000. The Company targets its aXs™ products at packet-voice applications and its flexComm™ products at wireless applications in the defense electronics market. Spectrum ceased all new development in its packet-voice product line in January 2004 in light of significant component supply risk and general market uncertainty. Today, Spectrum is focused on developing products and services for defense electronics applications.

Key First Quarter 2005 Financial Results

•	Spectrum’s revenues were $4.1 million in the first quarter of 2005, down 4% from $4.3 million in the first quarter of 2004. Spectrum’s decrease in revenue compared to the first quarter of 2004 was attributable to decreased sales of the Company’s packet-voice products, partially offset by increased sales of its wireless products and services.

•	Spectrum’s gross margin was 63% in the first quarter of 2005. This margin is higher than Spectrum’s historical gross margin range of 55% to 60% and the gross margin realized in the first quarter of 2004. Spectrum’s gross margin typically varies by quarter due to a number of factors, which are described in the gross margin discussion below.

•	Spectrum reported a net loss of $352,000 in the first quarter of 2005, compared to a net loss of $2.3 million in the quarter of 2004. Spectrum’s net loss in the first quarter of 2005 was attributable primarily to reduced revenues and an increase in operating expenses in the quarter. Certain non-recurring expenses are discussed in more detail in the operating expense discussions below.

•	Spectrum’s cash and cash equivalents were $3.9 million at March 31, 2005, compared to $3.3 million at December 31, 2004.

Key 2005 Challenges and Opportunities

While 2004 was a rebuilding year for Spectrum, the Company intends to position itself for growth in 2005.

Spectrum expects to face a number of challenges in 2005, including:

•	The continued decline in legacy product and packet-voice product and service revenues;

•	The long sales cycle associated with the Company’s current generation products and the possibility that near term revenue growth from current generation products will not fully offset the decline in legacy product and packet-voice revenues;

•	The potential increase in the value of the Canadian dollar relative to the U.S. dollar and the increase in expenses that would result when such expenses are expressed in U.S. dollar terms;

•	An increase in personnel expenses and other pressures related to an improving labor market; and

•	The need to prepare the organization for growth while continuing to maintain expense control.

Spectrum’s management is excited about the Company’s potential for 2005 and beyond. Opportunities for 2005 include:

•	The signing of production sales contracts. While these contracts are not expected to yield significant revenues in 2005, they are expected to provide for a more stable revenue stream in future years;

•	A continuation of the Company’s progress in securing design-ins with its flexComm products; and

•	Growth in revenues from the Company’s wireless application engineering services.

Summary of Quarterly Results
(Expressed in thousands of United States dollars, except per share amounts)

		Three months ended,
	June 30,	September 30,	December 31,	March 31,
	2004	2004	2004	2005
	(Unaudited)	(Unaudited)		(Unaudited)
Revenue	$4,187	$4,794	$4,597	$4,100

Gross Profit	2,520	2,694	2,787	2,565

Operating expenses	2,367	2,388	2,494	2,929

Net earnings (loss)	153	309	294	(352)

Earnings (loss) per share
Basic	$0.01	$0.02	$0.02	$(0.02)
Diluted	$0.01	$0.02	$0.02	$(0.02)

		Three months ended,
	June 30,	September 30,	December 31,	March 31,
	2003	2003	2003	2004
	(Unaudited)	(Unaudited)		(Unaudited)
Revenue	$4,093	$5,105	$4,728	$4,280

Gross Profit	1,721	2,872	2,946	2,477

Operating expenses	4,185	4,275	3,873	4,816

Net loss	(2,473)	(1,412)	(940)	(2,348)

Loss per share
Basic	$(0.17)	$(0.10)	$(0.06)	$(0.16)
Diluted	$(0.17)	$(0.10)	$(0.06)	$(0.16)

     The operations of the Company are not significantly impacted by seasonality.

     The Company restructured its operations and ceased all new development in its packet-voice product line in January 2004. As a result, packet-voice product revenues are expected to become nominal over the course of 2005. While the Company’s packet-voice revenues were slightly higher in 2004 than in 2003, they declined significantly in the first quarter of 2005. Also, as a result of the Company’s restructuring, operating expenses have been reduced significantly from 2003 levels. Operating expenses in the first quarter of 2004 include restructuring related charges of $2.3 million. See the sections below for a detailed discussion of the Company’s revenues and expenses for the quarter ending March 31, 2005.

Results of Operations

	Three months ended		Three months ended		Difference
	March 31, 2004		March 31, 2005		2005 vs 2004

Sales	$4,280	100.0%	$4,100	100.0%	$(180)	-4.2%
Cost of sales	1,803	42.1	1,535	37.4	(268)	-14.9%

Gross profit	2,477	57.9	2,565	62.6	88	3.6%

Expenses
Administrative	1,098	25.7	986	24.0	(112)	-10.2%
Sales and marketing	679	15.9	1,036	25.3	357	52.6%
Research and development	308	7.2	722	17.6	414	134.4%
Amortization	132	3.1	163	4.0	31	23.5%
Write-down of capital assets	270	6.3	—	—	(270)	-100.0%
Restructuring and other charges	2,329	54.4	22	0.5	(2,307)	-99.1%

	4,816	112.5	2,929	71.4	(1,887)	-39.2%

Loss from operations	(2,339)	(54.6)	(364)	(8.9)	1,975	-84.4%

Other
Interest expense	9	0.2	—	—	(9)
Other income	—	—	(12)	(0.3)	(12)

	9	0.2	(12)	(0.3)	(21)

Net loss for the period	$(2,348)	(54.9)	$(352)	(8.6)	$1,996	-85.0%

Three months ended March 31, 2004 compared to the three months ended March 31, 2005

     Sales. Sales for the first quarter of 2005 were $4,100,000, a decrease of $180,000, or 4%, relative to sales in the first quarter of 2004. Included in sales were revenues from the Company’s wireless products and services of $3,711,000 or 91% of sales, compared to $2,798,000 or 65% of sales in the first quarter of 2004. Also included were revenues from the Company’s packet-voice products and services of $389,000 or 9% of sales for the first quarter of 2005, compared to $1,482,000, or 35% of sales for the first quarter of 2004. The decrease in the Company’s sales in the first quarter of 2005 compared to sales in the first quarter of 2004 was attributable to decreased sales of the Company’s legacy wireless products and packet-voice products and services. However, this decrease was partially offset by an increase in sales of the Company’s current generation flexComm wireless products and wireless application engineering services. The Company expects that sales of its legacy wireless products developed pre-2000 will continue to decline in future periods and expects sales of its new wireless products developed post-1999 to continue to increase. The Company also expects growth in its wireless application engineering services revenues over the course of 2005. The Company ceased all new development in its packet-voice product line in January 2004, in light of significant component supply risk and general market uncertainty. The Company expects revenues from packet-voice products and services will continue to decline over the course of 2005.

     Gross Profit. Gross profit increased to $2,565,000 for the first quarter of 2005 from $2,477,000 for the first quarter of 2004, an increase of $88,000 or 4%. Gross margin (profit as a percentage of sales) increased to 63% for the first quarter of 2005 from 58% in the quarter of 2004. The higher margin in the first quarter of 2005 was attributable to product and customer mix. The Company’s historical gross margin percentage has varied by quarter due to changes in product, service and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory.

     Administrative. Administrative expenses for the first quarter of 2005 were $986,000, or 24% of sales for the period, compared to $1,098,000 or 26% of sales for the first quarter of 2004. Administrative expenses were lower in the first quarter of 2005, in both dollar terms and as a percentage of sales, due primarily to reduced losses realized on currency futures contracts, which are used by the Company to manage its exposure to foreign currency fluctuations as discussed in more detail below under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”. The Company also benefited from reduced facilities expenses due to the renegotiation of its head office lease agreement in early 2004. These expense reductions were partially offset by increases in Canadian dollar denominated expenses when expressed in U.S. dollars due to the appreciation of the Canadian dollar relative to the U.S. dollar.

     Sales and Marketing. Sales and marketing expenses for the first quarter of 2005 were $1,036,000 or 25% of sales for the period, compared to $679,000, or 16% of sales for the first quarter of 2004. Sales and marketing expenses increased for the first quarter of 2005, in both dollar terms and as a percentage of sales, due to a non-recurring third party distributor sales commission and a severance charge related to the Company’s decision to move the North American sales leadership function from Canada to the U.S.

     Research and Development. Research and development expenses were $722,000 for the first quarter of 2005, or 18% of sales for the quarter, compared to $308,000 or 7% of sales for the first quarter of 2004. The increase in research and development expenditures in the first quarter of 2005 resulted primarily from reduced expense offsets accrued pursuant to the Company’s agreement with Technology Partnerships Canada, or TPC, which is explained in more detail below under “Financial Condition”. In the first quarter of 2004, the Company recorded TPC expense offsets of approximately $662,000 for eligible expenses over a nine-month period. The TPC agreement, which was entered into in the first quarter of 2004, allowed the Company to claim funding from TPC of 25% of eligible expenses incurred after June 18, 2003. In addition, research and development expenses were higher in the first quarter of 2005 due to increased spending on engineering prototypes and increases in Canadian dollar denominated expenses when expressed in U.S. dollars due to the appreciation of the Canadian dollar relative to the U.S. dollar. These increases were partially offset by reduced variable employee compensation costs in the quarter.

     Amortization. Amortization expense for the first quarter of 2005 was $163,000, or 4% of sales for the period, compared to $132,000, or 3% of sales for the first quarter of 2004. Amortization expense was higher in the first quarter of 2005 primarily due to capital asset additions in late 2004 and early 2005 related to the Company’s head office reconfiguration in late 2004 and ongoing purchases of capital assets.

     Net Loss. The Company had a net loss for the first quarter of 2005 of $352,000 compared to a net loss of $2,348,000 for the first quarter of 2004. The Company’s loss per share (basic and diluted) for the first quarter of 2005 was $0.02, compared to loss per share (basic and diluted) of $0.16 for the first quarter of 2004.

Financial Condition

     The Company historically has met its operating and capital requirements through cash flows from operations, borrowings under its line of credit facility, TPC funding and from funds generated by the sale of its equity securities.

     During the quarter ended March 31, 2005, the Company generated $258,000 in cash from operating activities due primarily to a decrease in trade accounts receivable of $334,000, a decrease in inventory of $318,000 and an increase in deferred revenue of $234,000. These cash inflows were partially offset by a net loss of $352,000 and a reduction in accrued and other current liabilities of $480,000. The decrease in accounts receivable was due primarily to reduced sales in the first quarter of 2005 compared to the fourth quarter of 2004 and improved collections in the quarter. The decrease in inventory during the quarter was the result of the Company’s active management of inventory levels and the shipment of certain finished goods in the quarter that were included in inventory at December 31, 2004. The decrease in accrued and other current liabilities resulted from the payment of employee bonuses in February 2005.

     Cash used for investing activities during the quarter ended March 31, 2005 was $167,000 related to the purchase of capital assets.

     Cash provided by financing activities during the quarter ended March 31, 2005 was $531,000, received from the exercise of share purchase warrants issued by the Company in its’ private placement financing in the first quarter of 2004.

     At March 31, 2005 and December 31, 2004, the Company’s cash and cash equivalents were $3,948,000 and $3,326,000 respectively. Other than required future payments under operating leases and other contractual obligations as described in the Company’s 2004 annual report on Form 20-F and the potential for royalty payments and contingent repayments under the Company’s agreements with TPC, as described below, the Company does not have significant future expenditure commitments at March 31, 2005 that are not currently reflected on its balance sheet. The Company believes that cash on hand, cash generated from operations and amounts available for borrowing under the Company’s line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional financial resources to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully consummate future financings will depend on the status of its business prospects as well as conditions prevailing in the capital markets.

     The Company has entered into various operating lease agreements with remaining terms of up to nine years for office premises and equipment. For a year-by-year summary of expected minimum lease payments, see Note 8(a) of the Company’s annual financial statements, contained in the Company’s annual report on Form 20-F for the year ended December 31, 2004.

     The Company entered into an agreement with its landlord in March 2004 to modify the terms of its head office lease. The revised lease, which was finalized on June 10, 2004, reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. The Company’s minimum lease payments, under the revised lease, will range from approximately Cdn$450,000 ($370,000) to Cdn$550,000 ($455,000) annually over the balance of the new lease term, which expires January 31, 2014. As consideration for modifying the terms of the lease, the Company was required to pay the building owner a cash lease renegotiation fee of Cdn$100,000 ($76,000), issue the owner 200,000 of the Company’s common shares and grant the owner warrants to purchase an additional 200,000 Common Shares. These warrants allow the holder to purchase 20,300 Common Shares at Cdn$2.43 ($2.02) per share and 179,700 Common Shares at Cdn$2.52 ($2.09) per share.

     On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986,000 ($2,241,000). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.19) per common share acquired. The share purchase warrants expire on September 23, 2005. The common shares and warrants sold in the offering could not be resold until July 23, 2004. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217,000 ($163,000), which is equal to 7.27% of the gross proceeds of the offering, and issued to such brokers compensation warrants to purchase 99,549 Units. Each compensation warrant entitles the broker to acquire a Unit at a price of Cdn$1.50 ($1.19) per Unit. All compensation warrants were exercised prior to March 23, 2005. The Units acquirable upon exercise of the compensation warrants have the same terms as the Units acquired by the investors in the private placement. The fair value of the compensation warrants was estimated by the Company to be Cdn$0.79 ($0.60) per compensation warrant, using the Black-Scholes option pricing model.

     In March 1999, the Company entered into an agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,959,000 ($3,942,000) under the development portion of the agreement which concluded September 30, 2002. This contribution is repayable to TPC based on a 2.5% royalty on certain sales from January 2001 through December 2006. If the aggregate royalty payments during this period are less than Cdn$11,428,000 ($9,449,000), royalty payments will continue subsequent to December 2006 until the earlier of when the full amount is repaid or April 2015. During the three month period ended March 31, 2005, the Company accrued royalties payable of $53,000 (Cdn$64,000). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of its investment.

     On March 16, 2004, the Company entered into a second funding agreement with TPC, which provides for the financing of one-quarter of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in defense and satellite communications applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300,000 ($6,863,000) through to December 31, 2006. As of March 31, 2005, the Company had claimed or accrued a total of Cdn$2,184,000 ($1,688,000) under the agreement. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues, defined as wireless product and services revenues, in excess of Cdn$22,368,000 ($18,495,000) from January 2004 through December 2010. If the aggregate royalty payments during this period are less than Cdn$10,500,000 ($8,682,000), royalty payments will continue subsequent to December 2010 until the earlier of when the full amount is repaid or December 2013. The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events and material breach of the terms and conditions of the agreement. Otherwise, the Company is not required to repay the investment except by way of royalties. TPC did not receive an equity participation in the Company as part of its investment. During the period ended March 31, 2005, the Company recorded a TPC benefit of Cdn$315,000 ($257,000). Of this amount, the Company recorded Cdn$273,000 ($223,000) as a reduction of research and development expenses, Cdn$30,000 ($25,000) as a reduction of sales and marketing expenses, and Cdn$12,000 ($9,000) as a reduction of capital asset purchases.

     The Company was audited in the fourth quarter of 2004 by Industry Canada in relation to its TPC funding agreements as part of a broader Industry Canada review of TPC funding agreements. These compliance audits are focused on the provisions of the TPC funding agreements that prohibit the use of contingency-based consultants for the purpose of soliciting such agreements. The Company paid consultancy fees of Cdn$960,000 ($794,000) in relation to its TPC funding agreement dated March 1999 of which Cdn$60,000 ($50,000) has been determined by management to be a fee paid for services potentially not permitted under the agreement. In 2004 the Company accrued a liability of $50,000 related to such fees paid to such consultant, which the Company believes will be sufficient to cover the probable assessment arising as a result of the audit by Industry Canada. The Company did not use a consultant in relation to its TPC contribution agreement dated March 2004. The Company has not received any notification from Industry Canada regarding its audit conclusions.

     The Company has a line of credit facility with a Canadian chartered bank consisting of up to Cdn$5,000,000 ($4,134,000) operating line of credit. The Company’s US dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s US base rate plus 0.5%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 0.5%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000,000 ($827,000). At March 31, 2005, the total amount available for borrowing based on these margining requirements was Cdn$3,390,000 ($2,803,000). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of March 31, 2005 were nil.

     In January 2005 the Company explored a Canadian based private placement of approximately Cdn$9,000,000 ($7,450,000) of equity securities. This financing was subsequently deferred in February 2005 due to unfavorable market conditions.

Inflation, Foreign Currency Fluctuations and Foreign Currency Futures Contracts

     The Company believes that inflation and other changes in prices have not had a material effect on the Company.

     The Company sells the majority of its products in US dollars while incurring costs, in varying proportions, in Canadian dollars, US dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company’s reported financial results may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

     The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,920,000). The Company was not party to any foreign exchange futures contracts at March 31, 2005.

Critical Accounting Policies

     The Company prepares its consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

     The Company’s accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company’s 2004 Annual Report on Form 20-F as filed with the SEC. During the three month period ended March 31, 2005, the Company did not adopt any new accounting policy that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies. Senior management has discussed with the Company’s Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

     The Company sells the majority of its products in US dollars while incurring costs, in varying proportions, in Canadian dollars, US dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In particular, if the Canadian dollar rises relative to the US dollar, the Company’s reported financial results may be materially and adversely affected. The Company estimates that a 1% change in the foreign currency exchange rate between the Canadian dollar and the US dollar would have an impact of approximately $50,000 on the Company’s annual net earnings (loss). The value of the Canadian dollar relative to the US dollar at March 31, 2005 is approximately 7% higher than the average value of the Canadian dollar relative to the US dollar in 2004.

     The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,920,000). During the three months ended March 31, 2005, the Company realized losses of approximately $38,000 from foreign currency futures contracts. The Company was not party to any foreign currency futures contracts at March 31, 2005.

     While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter futures contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

Interest Rate Risk

     The Company has a credit facility consisting of up to Cdn$5,000,000 (approximately $4,134,000) operating line of credit. The Company’s US dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not have any borrowings under its line of credit as at March 31, 2005.

Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

None

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

     Information regarding recent sales of unregistered securities by the Company can be found above in “Item 1 – Financial Statements” (Note 7).

Item 3. Defaults upon Senior Securities

Not applicable

Item 4. Submission of Matters to a Vote of Security Holders

None

Item 5. Other Information

Not Applicable

Item 6. Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spectrum Signal Processing Inc.

Date: May 16, 2005	By:	/S/ BRENT FLICHEL

Name: Brent Flichel
Title: Vice President of Finance and Chief
Financial Officer